UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
R. G. BARRY CORPORATION
(Exact name of registrant as specified in its charter)

United States	31-4362899

(State of incorporation or organization)	(I.R.S Employer Identification No.)

13405 Yarmouth Road, N.W. Pickerington, Ohio	43147

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Shares, Par Value $1.00	The NASDAQ Stock Market LLC
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities Act registration statement file number to which this Form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered
     The capital stock of R. G. Barry Corporation (the “Company” or “Registrant”) to be registered on The NASDAQ Stock Market LLC is the Registrant’s Common Shares, par value of $1.00 per share (the “Common Shares”). The Company is authorized to issue 27,500,000 shares, of which 22,500,000 are Common Shares and 5,000,000 are preferred shares.
     Holders of outstanding Common Shares are entitled to receive dividends when, as and if declared by the Company’s Board of Directors from funds legally available therefor, subject to the rights of holders of preferred shares of the Company, if any, and to restrictions contained in Company’s credit agreements. Dividends that may be declared on the Common Shares will be paid in an equal amount to each holder of a Common Share. No preemptive rights are conferred upon the holders of the Common Shares and the Common Shares are not convertible. Upon liquidation, all Common Shares are entitled to participate ratably in the assets of the Company available for distribution to holders of Common Shares. There are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and nonassessable. Neither the Company’s Articles of Incorporation, as amended (the “Articles”), or its Code of Regulations, as amended (the “Regulations”), contain any restrictions on the transfer of Common Shares.
     Holders of the Common Shares are entitled to one vote per share at all meetings of shareholders and are not permitted to cumulate their votes in the election of directors. Directors are elected by a plurality vote and the directors are divided into three classes, with one class being elected each year. All other matters submitted to the shareholders are decided by the vote of the proportion of the shares, or of any class of shares, or of each class, required by law, the Articles or the Regulations in respect of the matter being considered.
     The Articles and Regulations contain several provisions which may be deemed to have anti-takeover effects. These provisions include: (1) an 80% shareholder vote requirement in order to approve certain major corporate transactions (e.g., merger or consolidation, sale or other disposition of all or substantially all of the Company’s assets, liquidation or dissolution or the Company, etc.) with certain holders of stock representing 10% or more of the voting power of the Company, unless a majority of the “disinterested” directors approves the transaction or certain price criteria and procedural requirements are satisfied; (2) the elimination of cumulative voting in the election of directors; (3) the classification of the Board of Directors into three classes so that each director serves three years, with one class being elected each year; (4) a requirement that directors, during their terms, may be removed only by an 80% shareholder vote; and (5) certain procedural requirements, including provisions governing the time period for setting special shareholder meetings, record dates and nominating directors and specifying who may call special shareholder meetings. The shareholders of the Company have previously approved each of these provisions.
     In addition to the anti-takeover measures contained in the Articles and Regulations discussed above, there are certain provisions of the Ohio Revised Code that may have anti-takeover effects. Section 1701.831 of the Ohio Revised Code, known as the “Control Share Acquisition Act,” provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power. The Control Share Acquisition Act does not apply to a corporation if its articles or code of regulations so provide. The Company has not opted out of the application of the Control Share Acquisition Act.
     If a person becomes the beneficial owner of 10% or more of an issuer’s shares without the prior approval of its board of directors (an “acquirer”), Chapter 1704 of the Ohio Revised Code, known as the “Merger Moratorium Statute,” prohibits the following types of transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer: (i) the disposition or acquisition of an interest in assets owned or controlled by the issuer or such acquirer meeting thresholds specified in the statute; (ii) mergers, consolidations, combinations and majority share acquisitions; (iii) a voluntary dissolution; (iv) the issuance or transfer of shares or any rights to acquire shares of the issuer having a fair market value at least equal to 5% of the aggregate fair market value of the issuer’s outstanding shares; (v) a transaction that increases the acquirer’s proportionate ownership of the issuer; and (vi) the provision of any other benefit to the acquirer that is not shared proportionately by all shareholders. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer (and the holders of at least a majority of disinterested shares for purposes of the Merger Moratorium Statute) or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders. The Merger Moratorium Statute does not apply to a corporation if its articles so provide. The Company has not opted out of the application of the Merger Moratorium Statute.
     The foregoing description of the Common Shares does not purport to be complete and is qualified in its entirety by reference to the Articles and Regulations, each of was filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2007.

Item 2.	Exhibits
     Under the instructions of Form 8-A relating to exhibits, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

R. G. BARRY CORPORATION
	By:	/s/ Daniel D. Viren
Date: March 7, 2008		Daniel D. Viren
Senior Vice President — Finance, Chief Financial Officer and Secretary

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